HANNY HANNY HOLDINGS LIMITED 082-03638

VISIONS AHEAD 錦興集團有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED JAN 2007 SEC MAIL PROCESSING SECTION WASH., D.C. 185

Date: 4 January 2007

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07020523

BY AIRMAIL

Dear Sirs,

SUPPL

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 3 January 2007 regarding the increase in the trading volume of shares of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

1/24

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of Hanny Holdings Limited (the "Company") have noted today's increase in the trading volume of the shares of the Company (the "Shares"). The Company was informed by its controlling shareholder, Famex Investment Limited ("Famex") which is an indirect wholly-owned subsidiary of ITC Corporation Limited, that on 3rd January, 2007, Famex acquired an aggregate of 7,398,000 Shares on the market at prices ranging from HK$3.75 to HK$3.80 per Share. Following the aforesaid acquisition, Famex is interested in 169,057,501 Shares representing approximately 66.94% of the issued share capital of the Company.

Save as disclosed above, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of Directors (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which collectively and individually accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the Directors are as follows:

Executive Directors :
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors :
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

On behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 3rd January, 2007

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

公佈

本公佈乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)第13.10條而發出。

錦興集團有限公司(「本公司」)之董事(「董事」)已知悉今天本公司之股份(「股份」)成交量上升。本公司接獲其控股股東其威投資有限公司(「其威」,德祥企業集團有限公司之間接全資附屬公司)知會,其威於二零零七年一月三日從市場以介乎每股3.75港元至3.80港元之價格購入合共7,398,000股股份。隨著前述之收購後,其威擁有169,057,501股股份,佔本公司已發行股本約66.94%。

除上述所披露者外,董事謹確認,目前並無任何有關收購或變賣的商談或協議為根據上市規則第13.23條而須予披露者;本公司董事會(「董事會」)亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予披露者。

本公佈乃承董事會之命而作出,董事願就本公佈之準確性承擔共同及個別之責任。

於本公佈日期,董事如下:

執行董事:
陳國強博士(主席)
Yap, Allan 博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
冼志輝先生

代表董事會
錦興集團有限公司
主席
陳國強博士

香港,二零零七年一月三日

* 僅供識別